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                          May 12, 2023

       Dr. Anil Diwan
       President and Chairman
       NANOVIRICIDES, INC.
       1 Controls Drive
       Shelton, Connecticut 06484

                                                        Re: NANOVIRICIDES, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed May 5, 2023
                                                            File No. 333-271706

       Dear Dr. Anil Diwan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Peter Campitiello, Esq.